Exhibit (d)(2)

Stryker Corporation 2825 Airview Boulevard Kalamazoo, Michigan 49002 Attention: Bryant Zanko	September 22, 2019

Vice President, Corporate Business Development

Dear Mr. Zanko:

In connection with your interest in a possible negotiated business combination (the “Possible Transaction”) with Wright Medical Group N.V., a Dutch public limited liability company (the “Company”), you have requested that the Company or the Company Representatives (as defined below) furnish you or your Representatives (as defined below) with certain information relating to the Company, its subsidiaries and divisions or the Possible Transaction.

All information (whether written or oral) furnished on or after the date hereof by the Company or its directors, officers, employees, subsidiaries or representatives (including, without limitation, financial advisors, attorneys and accountants) or agents (collectively, the “Company Representatives”) to you (to include, as applicable when used in this letter agreement, your directors, officers and employees) or your financial advisors, debt financing sources, attorneys, accountants or other agents or advisors (collectively, “your Representatives”) and all analyses, compilations, forecasts, financial projections, studies or other information prepared by you or your Representatives to the extent that they contain, are based on, or otherwise reflect any such information is hereinafter referred to as the “Information.” The term “Restricted Information” shall mean information that the Company specifically identifies as such, which will generally include that subset of the Information which contains, discusses, or pertains to competitively-sensitive information of the Company and its subsidiaries and divisions, including, without limitation, information with respect to profit margins, price lists, unannounced prices, customer and supplier lists, customer contracts, purchase orders, statements of work, proposals, plans to increase or reduce production, plans to enter or leave a product or geographic markets, forecasts, financial projections, purchasing patterns and pricing, supply arrangements, strategic alliances, promotional plans, advertising plans and any other information that the Company or the Company Representatives consider to be competitively sensitive.

Stryker Corporation

September 22, 2019

The Information may be contained in any written, oral or electronic form or media, and will include, without limitation, any writing, letter, presentation, memorandum (internal or otherwise), facsimile, tape, disk drive, diskette, CD-ROM, e-mail transmission or other recording or memorialization, chart, graph, blueprint, floor plan, picture, financial statements or other data compilation.

The term Information will not, however, include information which (i) is or becomes publicly available other than as a result of a disclosure by you or your Representatives in violation of this letter agreement, (ii) is or becomes available to you or your Representatives on a nonconfidential basis from a source (other than the Company or the Company Representatives) not known to you or your Representatives, after reasonable inquiry, to be prohibited from disclosing such information to you or your Representatives by a legal, contractual or fiduciary obligation, (iii) was within your or your Representatives’ possession prior to when it was furnished to you or your Representatives by or on behalf of the Company, provided that the source of such information was not known to you or your Representatives, after reasonable inquiry, to be prohibited from disclosing such information to you by a legal, contractual or fiduciary obligation, or (iv) was independently discovered, invented or developed by you or your Representatives without the use of the Information. Notwithstanding anything to the contrary contained herein, “your Representative” shall not include any person who is a customer or supplier of the Company’s products, or who serves as a director or officer of either of the foregoing. The term “person” as used in this letter agreement will be interpreted broadly to include any corporation, company, group, partnership or other entity or individual.

Accordingly, the parties to this letter agreement hereby agree that:

1.

You and your Representatives (i) will keep the Information confidential and will not (except as required by applicable law, regulation or legal process, and only after compliance with paragraph 3 below), without the prior written consent of the Company, disclose any Information in any manner whatsoever, in whole or in part, (ii) will not use any Information other than in connection with the Possible Transaction; provided, however, that you may reveal the Information or portions thereof to your Representatives (a) who need to know the Information for the purpose of evaluating, formulating, pursuing, implementing, financing or consummating the Possible Transaction, (b) who are informed by you of the confidential nature of the Information, and (c) who have been directed to observe the terms of this letter agreement. Notwithstanding the foregoing or anything to the contrary contained in this letter agreement, you understand and agree that Restricted Information will be provided only to your outside attorneys, economists or to your own employees who (i) do not have any direct role in the sales, marketing, or pricing of products which compete with products or services offered by the Company and its subsidiaries and (ii) need to know such information for purposes of conducting due diligence with respect to, or otherwise

Stryker Corporation

September 22, 2019

evaluating, formulating, pursuing, implementing, financing or consummating the Possible Transaction; provided that Restricted Information may be provided to your other Representatives to the extent that such Restricted Information is (x) sufficiently summarized, aggregated, or anonymized by such outside attorneys, economists or employees so that it does not convey any Restricted Information in a manner or in substance that defeats the essential purpose of protecting the Restricted Information, (y) provided only to your executives, directors, in-house lawyers, and employees engaged in evaluating, formulating, pursuing, implementing, financing or consummating the Possible Transaction and (z) is used solely for the purpose of evaluating, formulating, pursuing, implementing, financing or consummating the Possible Transaction in compliance with this letter agreement. Each party to this letter agreement will be liable for any actions by its Representatives (including, without limitation, any Representatives who subsequent to the date hereof become its former Representatives) which would constitute a breach of this letter agreement, and each party to this letter agreement agrees, at its sole expense, to take all reasonable measures to restrain its Representatives from prohibited or unauthorized disclosure or use of the Information in breach of the terms hereof. Each party to this letter agreement agrees to immediately notify the other if it has knowledge of a breach of any provision of this letter agreement by it or any of its Representatives, and it and its Representatives will cooperate with the other to prevent further prohibited or unauthorized disclosure, or in your case, use of the Information, in breach of the terms hereof.

You agree that neither you nor any of your Representatives on your behalf will, without the prior written consent of the Company, enter into any exclusivity, lock-up or other similar agreement, which would reasonably be expected to restrict or otherwise impair the ability of a debt financing source to provide debt financing to any other party with respect to the Possible Transaction or any transaction or series of transactions that could be an alternative to the Possible Transaction.

2.

Without the prior written consent of the other, neither party to this letter agreement nor any of its Representatives will (except as required by applicable law, regulation, or legal process, or as requested by a self-regulatory organization, and only after compliance with paragraph 3 below, mutatis mutandis as applied to the Company and the Company Representatives), disclose to any person (other than such party and its Representatives) the fact that the Information has been made available to you or your Representatives, that you are considering the Possible Transaction, or that discussions or negotiations between the parties to this letter agreement or their Representatives are taking or have taken place concerning the Possible Transaction or any term, condition or other fact relating to such discussions or negotiations.

Stryker Corporation

September 22, 2019

3.

In the event that you or any of your Representatives are requested pursuant to, or required by, applicable law, regulation or legal process, or are requested by a self-regulatory organization, to disclose any of the Information, you will notify the Company promptly so that the Company may seek an appropriate protective order or other appropriate remedy or, in the Company’s sole discretion, waive compliance with the terms of this letter agreement (and if the Company seeks such an order, you will provide such cooperation, at our expense, as the Company reasonably requests). In the event that no such protective order or other remedy is obtained or that the Company waives compliance with the terms of this letter agreement and that you or any of your Representatives are nonetheless legally compelled, requested or required to disclose such Information, you or your Representatives, as the case may be, will furnish only that portion of the Information which you are advised by your outside counsel is legally required and will give the Company written notice of the Information to be disclosed as far in advance as practicable and exercise all reasonable efforts, at our expense, to obtain reliable assurance that confidential treatment will be accorded the Information.

4.

At any time upon the request of the Company or any of the Company Representatives, you will (i) promptly, as directed by the Company, either destroy or deliver to the Company all tangible Information that you or any of your Representatives possess or control, and (ii) not retain any tangible copies, extracts or other reproductions in whole or in part of such tangible material. Upon request, you will confirm for the Company in writing that all such material has been so delivered or destroyed. Notwithstanding the delivery or destruction of the materials required by this paragraph, unless otherwise provided for in this letter agreement, all duties and obligations existing under this letter agreement (including with respect to any oral Information) will remain in full force and effect. Notwithstanding the foregoing, you and your Representatives will be permitted to retain Information to the extent required to comply with applicable law or you or your Representatives’ bona fide document retention policies, and in no event shall you or any of your Representatives be required to return or destroy any Information that is automatically created or saved as a result of ordinary course computer or other archival backup procedures; provided that you and your Representatives shall continue to be bound by the obligations of confidentiality hereunder with respect to any retained Information.

5.

You acknowledge that neither the Company nor any of the Company Representatives, nor any of the Company’s or the Company Representatives’ respective officers, directors, employees, agents or controlling persons within the meaning of Section 20 of the Securities Exchange Act of 1934 (the “Exchange Act”), make any representation or warranty, express or implied, as to the accuracy or completeness of the Information, and you agree that no such person will have any liability relating to the Information or for any errors therein or omissions

Stryker Corporation

September 22, 2019

therefrom. You further agree that you are not entitled to rely on the accuracy or completeness of the Information and that you will be entitled to rely solely on such representations and warranties as may be included in any definitive agreement with respect to the Possible Transaction, when, as and if executed, and subject to such limitations and restrictions as may be contained therein. For purposes of this letter agreement, a “definitive agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral acceptance of an offer or bid.

6.

You agree that, for a period of twelve (12) months following the date hereof (the “Standstill Period”), neither you nor your controlled affiliates will, directly or indirectly, without the prior written consent of the Board of Directors of the Company:

(i)

acquire, agree to acquire, propose or offer to acquire any securities or, other than products acquired in the ordinary course of business, assets of the Company or any of its subsidiaries, any warrant or option to purchase such securities or assets, any security convertible into any such securities, or any other right to acquire such securities or assets, or any synthetic or derivative instrument related thereto;

(ii)

make, or in any way participate or engage in, any “solicitation” of “proxies” to vote (as such terms are used in the rules of the Securities and Exchange Commission promulgated pursuant to Section 14 of the Exchange Act, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company;

(iii)	form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company;

(iv)	propose, publicly or to any Company stockholder, any business combination, restructuring, recapitalization or similar transaction involving the Company or any of its subsidiaries;

(v)	seek, alone or in concert with others, to control or change the Board of Directors of the Company;

(vi)	nominate any person as a director of the Company; or propose any matter to be voted upon by the stockholders of the Company;

(vii)	otherwise act, alone or in concert with others, to seek to control or influence the management or the policies of the Company;

Stryker Corporation

September 22, 2019

(viii)	publicly disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing; or

(ix)	advise, assist or encourage or enter into any discussions, negotiations, agreements or arrangements with any other persons other than your Representatives in connection with the foregoing.

You further agree that during the Standstill Period neither you nor your Representatives will, directly or indirectly, without the prior written consent of the Company, (x) make any request directly or indirectly, to amend or waive any provision of this paragraph (including this sentence) other than by means of a confidential communication to the Company’s Chief Executive Officer, or (y) take any action that would reasonably be expected to require the Company to make a public announcement regarding the possibility of a business combination, merger or other type of transaction described in this paragraph. Notwithstanding the foregoing, nothing in this letter agreement shall limit your ability to make confidential proposals to the Company’s Chief Executive Officer or Board of Directors regarding a Possible Transaction. Notwithstanding anything to the contrary in this letter agreement, the limitations in this paragraph 6 shall be inoperative and of no further force or effect upon (A) the Company entering into a definitive agreement contemplating a transaction or series of related transactions pursuant to which (x) the Company’s stockholders immediately prior to the transaction will own less than 50% of the voting securities of the Company (or surviving parent entity) immediately following the transaction or series of related transactions or (y) the Company’s assets will be sold or disposed of in a transaction that requires the approval of the Company’s stockholders or (B) the commencement by any person of a tender or exchange offer seeking to acquire beneficial ownership of more than 50% of the Company’s outstanding voting securities and the Company’s Board of Directors fails to recommend that its stockholders reject such tender or exchange offer within 10 business days after the commencement of such tender or exchange offer or thereafter withdraws or qualifies the recommendation that its stockholders reject such tender or exchange offer. In the event that the limitations in this paragraph 6 expire or terminate, no other restrictions of this letter agreement shall prevent you (a) from using the Information to formulate, pursue, implement, finance or consummate (publicly or otherwise) a transaction involving the Company, its securities or assets or (b) from publicly disclosing the history of negotiations between the parties or the Information to the extent you determine is reasonably necessary to comply with applicable laws or regulations (including applicable federal securities law disclosure obligations) in connection with any such transaction.

Stryker Corporation

September 22, 2019

You hereby acknowledge that you are aware, and that you will advise your Representatives who receive any Information, that the United States securities laws prohibit any person who has received from an issuer material, non-public information from purchasing or selling securities of such issuer (and options, warrants and rights relating thereto) or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

7.

You acknowledge and agree that (a) the Company and the Company Representatives are free to conduct the process relating to the Possible Transaction as the Company and the Company Representatives, in the Company’s sole discretion, determine (including, without limitation, conduct of the due diligence process, negotiating with any prospective counter-party and entering into a preliminary or definitive agreement to effect a transaction without prior notice to you or any other person) and (b) the Company reserves the right, in its sole discretion, to change the procedures relating to the Company’s consideration of a transaction at any time without prior notice to you or any other person, to reject any and all proposals made by you or any of your Representatives with respect to the Possible Transaction and to terminate discussions and negotiations with you at any time and for any reason. Each party to this letter agreement acknowledges and agrees that unless and until a written definitive agreement concerning the Possible Transaction has been executed by the parties, neither party to this letter agreement nor any of its Representatives (nor any of its or their respective officers, directors, employees, agents or controlling persons within the meaning of Section 20 of the Exchange Act) will have any liability to the other with respect to the Possible Transaction or, except for the matters specifically agreed to in this letter agreement, any obligation of any kind whatsoever with respect to the Possible Transaction, whether by virtue of this letter agreement, any other written or oral expression with respect to the Possible Transaction or otherwise.

8.

Each party to this letter agreement acknowledges that remedies at law may be inadequate to protect the other against any actual or threatened breach of this letter agreement by it or its Representatives, and, without prejudice to any other rights and remedies otherwise available to the other, it agrees to the granting of specific performance and injunctive or other equitable relief in the other’s favor without proof of actual damages and it further agrees to waive, and to use all reasonable efforts to cause its Representatives to waive, any requirement for the securing or posting of any bond in connection with any such remedy. In the event of litigation relating to this letter agreement, if a court of competent jurisdiction determines that a party to this letter agreement or any of its Representatives breached this letter agreement, then such party will reimburse the other for its costs and expenses (including, without limitation, reasonable legal fees and expenses) incurred in connection with all such litigation.

Stryker Corporation

September 22, 2019

9.

Each party to this letter agreement agrees that no failure or delay by the other or any of the other’s Representatives in exercising any right hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right hereunder. This letter agreement shall not be construed as an election of any remedies by a party to this letter agreement, and each such party retains all rights available to it, whether pursuant to this letter agreement, pursuant to such statutory and/or common laws, or otherwise.

11.	Except as otherwise expressly provided herein, this letter agreement shall remain in effect for a period of two (2) years from the date hereof.

12.

This letter agreement will be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the conflict of laws principles thereof to the extent that such principles would direct a matter to another jurisdiction. Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this letter agreement exclusively in the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware and irrevocably submits to the exclusive jurisdiction of such courts.

13.

This letter agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective successors and assigns; provided, however, that no obligation under this letter agreement may be assigned except as expressly provided herein, it being understood that the Company’s rights hereunder may be assigned by the Company in connection with the Possible Transaction to an acquirer of the Company; provided further however, that despite any such assignment, both the Company and its assignees shall continue to have all rights under this letter agreement with respect to the Information.

14.

This letter agreement contains the entire agreement between you and the Company concerning the subject matter hereof, and no provision of this letter agreement may be waived, amended or modified, in whole or in part, nor any consent given, unless approved in writing by a duly authorized representative of the applicable party to this letter agreement, which writing specifically refers to this letter agreement and the provision so amended or modified or for which such waiver or consent is given. In the event that any provision of this letter agreement is deemed invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this letter agreement will not in any way be affected or impaired thereby.

15.

The Company understands that you, as the party receiving Information, may currently or in the future be developing information internally, or receiving information from others, that may be similar to the Information. Nothing in this letter agreement shall limit your research and/or development plans or programs provided that you do not use the Information in violation of the terms of this letter agreement. Nothing in this letter agreement shall be construed as a representation

Stryker Corporation

September 22, 2019

or inference that you shall not develop products or services or have products or services developed or enter into any future agreements with third parties regarding products or services that compete with the products or services contemplated by the Information provided you do not violate the terms of this letter agreement.

Notwithstanding anything in this letter agreement to the contrary, each party to this letter agreement understands and agrees that neither the Company nor any of its Representatives will disclose any trade secret, know-how, unpublished patent application or other similar early stage intellectual property to you or your Representatives unless and until you and the Company mutually agree that the discussions between them have reached a stage where such disclosure is appropriate and a separate written confidentiality agreement or addendum to this letter agreement has been negotiated and executed.

Stryker Corporation

September 22, 2019

Please confirm your agreement with the foregoing by signing and returning to the undersigned the duplicate copy of this letter enclosed herewith.

Very truly yours,

WRIGHT MEDICAL GROUP N.V.

By:	/s/ Jason Asper

Name: Jason Asper
Title: SVP, Chief Digital Officer

Accepted and agreed to as of the date first written above:

STRYKER CORPORATION

By:	/s/ Bryant S. Zanko

Name: Bryant S. Zanko
Title: VP, Corporate Business Development